EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I
(Form Type)

Partners Group Growth, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,500,000	$0.0001531	$842.05

Fees Previously Paid
Total Transaction Valuation	$5,500,000
Total Fees Due for Filing			$842.05
Total Fees Previously Paid
Total Fee Offsets			$0.00
Net Fee Due			$842.05